AMENDMENT TO

MUTUAL FUND SUPPORT AGREEMENT

This Amendment to the Mutual Fund Support Agreement (“Amendment”) is entered into by Morgan Stanley Smith Barney LLC (“MSSB”), E*TRADE Securities LLC (“E* TRADE”, together with MSSB, (“Morgan Stanley”)) and Tributary Capital Management, LLC (“Company”) effective July 1, 2024 (“Effective Date”).

WHEREAS, the parties have entered into the Mutual Fund Support Agreement dated January 24, 2022, as may have been amended (the “Agreement”); and

WHEREAS, the parties desire to amend the Agreement to reflect modifications to the fee structure as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants stated below, the parties hereby agree as follows:

1.	Schedule A of the Agreement is deleted in its entirety and replaced with Schedule A attached hereto.

2.	This Amendment shall take effect as of the Effective Date indicated above. However, the revised terms of Schedule A, Section 2 “Calculation Methodology” shall take effect as of January 1, 2025.

3.	Any terms used and not otherwise defined herein shall have the same meaning ascribed to them in the Agreement.

Except as otherwise indicated above, this Amendment does not otherwise alter the terms or conditions of the existing agreements between the parties hereto.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed by their duly authorized officer.

MORGAN STANLEY SMITH BARNEY LLC

By:	/s/ Margaret Flynn-Martin

Print Name:	Margaret Flynn-Martin

Title:	Managing Director

Date:	6/10/2024

E*TRADE SECURITIES LLC

By:	/s/ Margaret Flynn-Martin

Print Name:	Margaret Flynn-Martin

Title:	Managing Director

Date:	6/10/2024

TRIBUTARY CAPITAL MANAGEMENT, LLC

By:	/s/ Mark Wynegar

Print Name:	Mark Wynegar

Title:	President

Date:	6/5/2024

SCHEDULE A

1.	Fee

Company shall pay Morgan Stanley the Fee based on the applicable rate band indicated below for each Fund, applied to Client domestic Fund assets (including assets invested through the reinvestment of dividends and distributions) held in brokerage and advisory accounts at Morgan Stanley.

Rate Band
Fund Management Fee[1]	Fee (in bps)
0.00% — 0.34%	0 basis points
0.35% — 0.39%	5 basis points
0.40% — 0.74%	10 basis points
0.75% and above	12 basis points

[1]	Morgan Stanley will determine each Fund’s management fee on an annual basis using available Morningstar® information or as otherwise provided by Company to Morgan Stanley. The management fee for Funds categorized as “fund of funds,” will be determined by calculating the average management fee of the Fund’s underlying mutual funds.

2.	Calculation Methodology

The amount due to Morgan Stanley shall be the product of (i) the asset value of brokerage and advisory assets in each Fund (using the asset value as of the last business day of each month) multiplied by (ii) the number of calendar days during such month, multiplied by (iii) the quotient of the applicable basis point Fee for each such Fund divided by 365 or 366 during a leap year. The Fee will equal the sum of the amount due for each Fund.

In the event this Agreement is terminated, the amount due to Morgan Stanley shall include the Fee owed on the last full calendar month preceding the date when the Agreement terminates.

3.	Exclusions

The following categories of Fund assets will be excluded from the calculation of the Fee:

a)	brokerage and advisory account assets held in money market funds;
b)	brokerage and advisory account assets held through a 529 plan account; and
c)	advisory account assets held through a corporate retirement plan governed by the Employee Retirement Income Security Act of 1974, SEP-IRA or SIMPLE-IRA.

4.	Invoicing & Payment

Morgan Stanley shall prepare and deliver to Company a quarterly invoice for the Fee payable to Morgan Stanley. Company will pay the amount due to Morgan Stanley within forty-five (45) business days after receipt of an invoice from Morgan Stanley.